# VAN ECK SECURITIES CORPORATION
(A Wholly Owned Subsidiary of
Van Eck Associates Corporation)

Statement of Financial Condition

December 31, 2016

## Assets

| | | |
|---|---|---:|
| Cash | $ | 871,627 |
| Investments in marketable securities (cost $7,574,054) | | 7,476,732 |
| Distribution income receivable | | 83,914 |
| Commissions receivable | | 4,555 |
| Due from affiliates | | 905,838 |
| Prepaid expenses and other current assets | | 984,472 |
| Furniture and equipment, less accumulated depreciation of $222,749 | | 175,304 |
| Deferred tax asset, net | | 4,411 |
| Total assets | $ | 10,506,853 |

## Liabilities and Stockholder's Equity

| | | |
|---|---|---:|
| Liabilities: | | |
| Accounts payable and accrued expenses | $ | 1,409,557 |
| Due to affiliate | | 1,381,510 |
| Income tax payable | | 206 |
| Total liabilities | | 2,791,273 |
| Stockholder's equity: | | |
| Common stock, par value $1 per share; authorized and issued 10,000 shares | | 10,000 |
| Additional paid-in capital | | 86,421,348 |
| Accumulated deficit | | (78,715,768) |
| Total stockholder's equity | | 7,715,580 |
| Total liabilities and stockholder's equity | $ | 10,506,853 |

See accompanying notes to Statement of Financial Condition.